SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant's name into English)

Suite 500, Gulf Canada Square, 401– 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

      This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: August 8, 2008	By:	Signed:	Karen L. Fleming

		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate, August 8, 2008
CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared a quarterly dividend of twenty four and three quarter cents ($0.2475) Canadian per share on the outstanding Common Shares. The dividend is payable on October 27, 2008, to holders of record at the close of business on September 26, 2008, and is an eligible dividend pursuant to subsection 89(14) of the Income Tax Act.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:

Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President
Communications & Public Affairs	Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
email: leslie_pidcock@cpr.ca	email: investor@cpr.ca